Security Capital Corporation
P.O. Box 690
Batesville, MS 38606

May 12, 2009

United States
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N. E.
Washington, D. C. 20549-4561

Re:  Security Capital Corporation

Attn:  Honorable Eric Envall

We are in receipt of your comments in response to our filing of the Preliminary Proxy Statement on Schedule 14A on May 5, 2009.

We acknowledge:

•	Security Capital Corporation is responsible for the adequacy and accuracy of the disclosure in the filing.

•
The comments made by the Securities and Exchange Commission  (SEC) staff or changes to disclosures made in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	Security Capital Corporation may not assert SEC staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities law of the United States.

If additional information is needed, please contact Connie Hawkins at 662-563-6698 or me at 662-563-9311.

Sincerely,

/s/ Frank West

Frank West

CEO and President

FW:ch